Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 24, 2018

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China on December 24, 2018 at 10:00 a.m. (Beijing time) for the following purposes:

1.	To re-elect Mr. Markscheid Steven (whose resume is attached hereto as Exhibit A) as a director of the Company;
2.	To re-elect Mr. Wing Keong Siew (whose resume is attached hereto as Exhibit A) as a director of the Company;
3.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2018;
4.	To authorize the directors of the Company to determine the remuneration of the auditors;
5.	To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit;
6.	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2017, and the report of the board of directors; and
7.	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on November 23, 2018 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2017 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2017, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2017 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China, Attention: Mr. Gener Miao, or by email to mg@jinkosolar.com or by fax to Mr. Gener Miao at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. December 19, 2018 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the shares. The Depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman of the Board of Directors
Date: November 15, 2018

Exhibit A

Resume of candidates for directors:

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. Mr. Markscheid is a venture partner at DealGlobe, a Shanghai based investment bank. He serves as independent non-executive director of CNinsure, Inc., Ener-Core Inc., ZZ Capital International Ltd., ChinaCast Education Corporation, and is also a trustee of Princeton-in-Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital's business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US-China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew founded Hupomone Capital Partners in 2003. Mr. Siew was the president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.